SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                        Crown Castle International Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   228227104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   01/09/2008
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 228227104
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Atticus Capital LP
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        15,716,666

    (6) Shared voting power:
        None

    (7) Sole dispositive power:
        15,716,666

    (8) Shared dispositive power:
        None

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    15,716,666
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     5.51%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     PN
--------------------------------------------------------------------------------

Page 2 of 6 Pages

CUSIP No. 228227104
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Atticus Management Limited
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Guernsey
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        15,716,666

    (6) Shared voting power:
        None

    (7) Sole dispositive power:
        15,716,666

    (8) Shared dispositive power:
        None

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    15,716,666
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     5.51%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 3 of 6 Pages

CUSIP No. 228227104
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Barakett, Timothy R.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Canada
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        15,716,666

    (6) Shared voting power:
        None

    (7) Sole dispositive power:
        15,716,666

    (8) Shared dispositive power:
        None

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    15,716,666
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     5.51%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     HC
--------------------------------------------------------------------------------

Page 4 of 6 Pages

Item 1(a). Name of Issuer:

           Crown Castle International Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

           1220 Augusta Drive, Suite 500, Houston, Texas 77057-2261.

Item 2(a). Name of Person Filing:

           Atticus Capital LP
           Atticus Management Limited
           Barakett, Timothy R.

Item 2(b). Address or Principal Business Office or, If None, Residence:

           The address of the principal business office of Atticus Capital LP and Mr. Barakett is 767 Fifth Avenue, 12th Floor, New York, New York, 10153. The address of the principal business office of Atticus Management Limited is P.O. Box 100, Sydney Vane House, Admiral Park, St. Peter Port, Guernsey GY1 3EL.

Item 2(c). Citizenship:

           Canada, Delaware, Guernsey

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.01 per share

Item 2(e). CUSIP No.:

           228227104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

    (a) Amount beneficially owned:
        Each of Atticus Capital LP, Atticus Management Limited and Mr. Barakett (collectively, the "Reporting Persons") may be deemed to be the beneficial owner of 15,716,666 shares of the outstanding common stock (the "Shares") of Crown Castle International Corp. (the "Issuer"). According to the Issuer's most recent quarterly report on Form 10-Q, there were 285,202,420 Shares outstanding as of October 26, 2007.

    (b) Percent of class:
        Each of the Reporting Persons may be deemed to beneficially own 5.51% of the Issuer's outstanding Shares.

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              15,716,666

        (ii)  Shared power to direct the vote
              None

        (iii) Sole power to dispose or direct the disposition of
              15,716,666

        (iv) Shared power to dispose or direct the disposition of None

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group.

        This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group.

        This Item 9 is not applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Atticus Capital LP

Date: 01/11/2008                      /s/ Timothy R. Barakett
                                      Name:  Timothy R. Barakett
                                      Title: Chairman and Chief Executive
                                             Officer, by Dennis Bertron,
                                             attorney-in-fact


                                      Atticus Management Limited

Date: 01/11/2008                      /s/ Dennis Bertron
                                      Name:  Dennis Bertron
                                      Title: Attorney-in-Fact


                                      Timothy R. Barakett

Date: 01/11/2008                      /s/ Timothy R. Barakett
                                      Name:  Timothy R. Barakett
                                      Title: Dennis Bertron,
                                             attorney-in-fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Page 6 of 6 Pages